UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/MF Nº 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. (the “Company”), pursuant to the Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general that, in the context of the Official Letter No. 156/2023/CVM/SEP/GEA-2, the Company included a projection related to its net debt/Ebitda for the current fiscal year of 2023, in a similar ratio to the ratio published in the fiscal year of 2022 (2.2 times). Additionally, the Company informs that it has included a projection related to the Ebitda margin level for the current fiscal year of 2023 similar to that published in the fiscal year of 2022 (7.2%).

The projections will be included in section 3 of the Reference Form and will be available on this date on the Empresas.Net system, the websites of the Brazilian Securities Commission (http://cvm.gov.br/), and on the Company's investor relations website, any changes to these estimates will be disclosed to the market through a Material Fact.

It is worth noting that information on business prospects, projections and goals are mere forecasts, based on management's current expectations, and in no way constitutes, guarantees, or predicts results. Such projections depend on general market conditions, the Brazilian economic scenario, and the sector in which the Company operates. Eventual changes in the perception or in the factors described above may cause changes to the actual results, causing them to differ from those predicted in the estimates presented here.

Sendas Distribuidora S.A.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.